# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CCSC Technology International Holdings Limited, CIK 0001931717
CUSIP: G1993R100
Title of class of securities: Class A ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002046740

## Reporting persons
- CCSC INVESTMENT LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 8,406,000; sole dispositive power 0; shared dispositive power 8,406,000; aggregate amount beneficially owned 8,406,000 (72.58% of the class)
  Comment: * Represents 3,406,000 Class A ordinary shares and 5,000,000 Class B ordinary shares (convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis) held by CCSC INVESTMENT LIMITED as of December 31, 2024.
  
  ** Percentage of class is calculated based on 6,581,250 Class A ordinary shares and 5,000,000 Class B ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 6,581,250 Class A ordinary shares outstanding plus the 5,000,000 Class A ordinary shares issuable to the Reporting Person upon the conversion of the Class B ordinary shares described above.
  
  Since (i) Class A and Class B ordinary shares vote together on all matters submitted to shareholders for voting, and (ii) each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifty votes, the Reporting Person held 98.76% of total voting power of the Issuer as of December 31, 2024.
- Chi Sing Chiu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 8,406,000; sole dispositive power 0; shared dispositive power 8,406,000; aggregate amount beneficially owned 8,406,000 (72.58% of the class)
  Comment: * Represents 3,406,000 Class A ordinary shares and 5,000,000 Class B ordinary shares (convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis) directly held by CCSC INVESTMENT LIMITED as of December 31, 2024. Chi Sing Chiu is the beneficial shareholder and director of CCSC INVESTMENT LIMITED, therefore is deemed to beneficially own the shares held by CCSC INVESTMENT LIMITED.
  
  ** Percentage of class is calculated based on 6,581,250 Class A ordinary shares and 5,000,000 Class B ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 6,581,250 Class A ordinary shares outstanding plus the 5,000,000 Class A ordinary shares issuable to the Reporting Person upon the conversion of the Class B ordinary shares described above.
  
  Since (i) Class A and Class B ordinary shares vote together on all matters submitted to shareholders for voting, and (ii) each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifty votes, the Reporting Person held 98.76% of total voting power of the Issuer as of December 31, 2024.

## Item 1. Issuer
Name of issuer: CCSC Technology International Holdings Limited
Address of issuer's principal executive offices: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong

## Item 2. Person Filing
Name of person filing:
CCSC INVESTMENT LIMITED, Chi Sing Chiu

The shares reported herein are directly held by CCSC INVESTMENT LIMITED. Chi Sing Chiu is the beneficial shareholder and director of CCSC INVESTMENT LIMITED. Accordingly, Chi Sing Chiu is deemed to beneficially own the securities of the Issuer held by CCSC INVESTMENT LIMITED.
Address of principal business office or, if none, residence:
Address of CCSC INVESTMENT LIMITED: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong

Business address of Chi Sing Chiu: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong
Citizenship:
CCSC INVESTMENT LIMITED: British Virgin Islands

Chi Sing Chiu: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1 Joint Filing Agreement

## Signatures
- CCSC INVESTMENT LIMITED: /s/ Chi Sing Chiu, Chi Sing Chiu/Director (02/14/2025)
- Chi Sing Chiu: /s/ Chi Sing Chiu, Chi Sing Chiu (02/14/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.